CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Reverse Mandatory Exchangeable Senior Notes with Partial Principal Protection and Partial Upside, due February 3, 2011	605,163	$47.26	$28,600,003.38	$2,039.18

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 248 (To Prospectus dated April 20, 2009, Series L Prospectus Supplement dated April 21, 2009, and Product Supplement No. 7 dated January 8, 2010) January 28, 2010	Filed Pursuant to Rule 424(b)(2) Registration No. 333-158663

$28,600,003.38

Reverse Mandatory Exchangeable Senior Notes with Partial Principal Protection and Partial Upside,

due February 3, 2011

(Exchangeable for Common Shares of Gilead Sciences, Inc.)

This pricing supplement, the accompanying product supplement relating to the Reverse Mandatory Exchangeable Senior Notes with Partial Principal Protection and Partial Upside, the accompanying Series L prospectus supplement, and the accompanying prospectus, should be read together. Terms used herein shall have the meanings given to them in the accompanying product supplement, unless the context requires otherwise.

The Reverse Mandatory Exchangeable Senior Notes with Partial Principal Protection and Partial Upside (the “notes”) offered by this pricing supplement have the terms described in the accompanying product supplement, as supplemented and modified by the following final terms.

CUSIP: 06052H254

Interest Rate: The notes accrue interest at a fixed rate of 10% per annum.

Interest Payment Dates: The 3rd day of each month, beginning on March 3, 2010, including the Maturity Date.

Minimum Denomination: The notes are issued in minimum denominations of $250,005.40 (5,290 units (as defined below) of the notes), and increments of one unit in excess of $250,005.40.

Initial Index Stock Price: $47.26 per share was established on the pricing date.

Principal Amount: Each $47.26 in principal amount of the notes constitutes one “unit” of the notes. Accordingly, the aggregate principal amount of the notes corresponds to 605,163 units of the notes.

Index Stock and Index Stock Issuer: Common shares of Gilead Sciences, Inc. (ticker: GILD).

Pricing Date: January 28, 2010.

Issue Date: February 4, 2010.

Final Valuation Date: January 27, 2011.

Maturity Date: February 3, 2011.

Base Exchange Ratio: Initially equal to 1; may be adjusted for certain corporate events relating to the Index Stock.

Initial Price Level: $47.26, which is the product of the Initial Index Stock Price and the initial Base Exchange Ratio.

Protection Strike Price: $37.81, which is 80% of the Initial Price Level.

Lower Strike Price: $52.93, which is 112% of the Initial Price Level.

Upper Strike Price: $57.66, which is 122% of the Initial Price Level.

Downside Participation Rate: 89.29%

Upside Participation Rate: 65%

Dividend Adjustment: As described below.

Calculation Agent: Merrill Lynch, Pierce, Fenner & Smith Incorporated.

•	The notes are our unsecured senior notes. The notes are not principal protected.

•	Your return at maturity primarily depends on the performance of the Index Stock.

•	If the Final Price Level is less than the Lower Strike Price, you will receive an amount of cash or shares of the Index Stock worth less than the principal amount of your notes.

•	The Base Exchange Ratio may be adjusted for certain corporate events relating to the Index Stock Issuer.

•	You cannot elect to exchange your notes for shares of the Index Stock prior to maturity.

•	The notes will not be listed on any securities exchange.

•

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting as our selling agent to offer the notes on a best efforts basis. MLPF&S will not receive any commission in connection with the sale of the notes.

The total aggregate principal amount of the notes offered by this pricing supplement will not initially be sold to the public. The unsold portion of the notes will not exceed 10% of the aggregate principal amount, and may be sold to the public after the date of this pricing supplement. The sale of any or all of the unsold portion would affect the supply of the notes available for secondary trading, and therefore could adversely affect the price of the notes in the secondary market.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page S-9 of the accompanying product supplement. The notes are not principal protected.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying product supplement, the accompanying Series L prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Index Stock Issuer did not participate in the preparation of this pricing supplement, will not receive any of the proceeds from this offering, and will not have any obligation to make any payments to you.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about February 4, 2010 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

DESCRIPTION OF THE NOTES

General

The notes are senior notes issued under the senior indenture, which we describe more fully in the accompanying Series L prospectus supplement. The following description of the notes supplements and modifies the description of the general terms and provisions of the notes set forth in the accompanying prospectus, Series L prospectus supplement, and product supplement no. 7 relating to the Reverse Mandatory Exchangeable Senior Notes with Partial Principal Protection and Partial Upside under the heading “Description of the Notes.”

The notes will mature on February 3, 2011.

Prior to maturity, the notes are not redeemable by us or repayable at the option of any holder.

The CUSIP number for the notes is 06052H254.

The notes will not be listed on any securities exchange.

Interest

The notes bear interest from February 4, 2010 at 10% per annum of the principal amount. Interest is payable monthly in arrears on each Interest Payment Date. Interest is computed on the basis of a 360-day year of twelve 30-day months.

Payment at Maturity

At maturity, unless certain corporate events relating to the Index Stock Issuer have occurred, for each unit of the notes, we will deliver to you the Final Redemption Amount, which will depend upon the Final Price Level. At your option, in lieu of the Final Redemption Amount in cash, we will deliver to you a number of shares of the Index Stock based upon the closing price of the Index Stock on the Final Valuation Date. You may exercise your option by delivering to us and to MLPF&S a duly completed and executed notice of election, as set forth in Annex A to this pricing supplement, at least 10 business days prior to the Maturity Date. We, in our sole discretion, will determine whether such notice of election has been validly and timely completed and delivered, and our determination will be binding upon you.

The Final Redemption Amount will be determined as follows:

•	if the Final Price Level is less than or equal to the Protection Strike Price, then the Final Redemption Amount will equal the Downside Participation Rate multiplied by the Protection Strike Price;

•

if the Final Price Level is greater than the Protection Strike Price but less than the Lower Strike Price, then the Final Redemption Amount will equal the sum of (a) the Initial Price Level and (b) the product of (i) the Downside Participation Rate and (ii) the Final Price Level minus the Lower Strike Price;

•	if the Final Price Level is greater than or equal to the Lower Strike Price but less than the Upper Strike Price, then the Final Redemption Amount will equal the Initial Price Level; and

•

if the Final Price Level is greater than or equal to the Upper Strike Price, then the Final Redemption Amount will equal the Initial Price Level plus the Upside Participation Rate multiplied by the difference between the Final Price Level and the Upper Strike Price.

The Final Price Level must exceed the Upper Strike Price in order for you to receive a cash payment or amount of shares with a value that exceeds the principal amount of your notes.

If the Final Price Level is less than the Lower Strike Price, you will receive a number of shares of the Index Stock or cash worth less than the principal amount of your notes.

The Base Exchange Ratio and the calculation of the Final Redemption Amount may be adjusted for certain corporate events. See the section entitled “Description of the Notes—Dilution and Reorganization Adjustments” in the accompanying product supplement.

We expect that the cash or shares will be distributed to you on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “Description of the Notes—Same Day Settlement and Payment” in the product supplement, and “Registration and Settlement” in the prospectus.

If any amount of cash payable on the units that you hold is less than one cent, we will round that amount to the nearest whole cent.

Modifications to the Terms Described in the Product Supplement

Ordinary Cash Dividend Adjustments

This section will supplement paragraph 4 of the section entitled “Description of the Notes—Dilution and Reorganization Adjustments” of the product supplement.

The notes are subject to ordinary case dividend adjustments. These adjustments will be determined by the calculation agent, effected by changing the Base Exchange Ratio in the manner specified below, and will be in addition to any changes to the Base Exchange Ratio made under the anti-dilution adjustments as described above under the heading “Description of the Notes—Dilution and Reorganization Adjustments.”

If an ordinary cash dividend different (higher) than the Base Dividend (as defined below) is paid on the Index Stock, then, once the Index Stock is trading ex-dividend, the Base Exchange Ratio will be adjusted so that the new Base Exchange Ratio will equal the product of (i) the prior Base Exchange Ratio and (ii) a fraction, the numerator of which will be the current market price of the Index Stock, and the denominator of which will be (i) the current market price of the Index Stock minus (ii) the excess dividend.

The “Base Dividend” will equal $0/annum per share of the Index Stock.

The “excess dividend,” will equal the ordinary cash dividend paid minus the Base Dividend. The “current market price” is the closing price of the Index Stock on the ex-dividend date. The “ex-dividend date” is the date the Index Stock begins trading ex-dividend on the relevant exchange.

Examples of the Calculation of the Final Redemption Amount

Set forth below are four examples of the calculation of the Final Redemption Amount for one unit of the notes, based on the terms of the notes set forth on the cover page of this pricing supplement.

Example 1- The hypothetical Final Price Level has decreased from the Initial Price Level by 50%, and is less than the Protection Strike Price.

Initial Price Level: $47.26

Hypothetical Final Price Level: $23.63

Protection Strike Price: $37.81

Hypothetical Final Redemption Amount = $37.81 x 89.29% = $33.76

In this example, the Final Redemption Amount would be less than the principal amount of the notes. However, the Final Redemption Amount cannot be less than $33.76.

Example 2- The hypothetical Final Price Level has decreased by 10% from the Initial Price Level, and is greater than the Protection Strike Price, but is less than the Lower Strike Price.

Initial Price Level: $47.26

Hypothetical Final Price Level: $42.53

Protection Strike Price: $37.81

Lower Strike Price: $52.93

Hypothetical Final Redemption Amount = $47.26 + 89.29% x (42.53 – 52.93) = $37.97

In this example, the Final Redemption Amount would be less than the principal amount of the notes.

Example 3- The hypothetical Final Price Level has increased by 20% from the Initial Price Level, and is greater than the Lower Strike Price, but is less than the Upper Strike Price.

Initial Price Level: $47.26

Hypothetical Final Price Level: $56.71

Lower Strike Price: $52.93

Upper Strike Price: $57.66

Since the Final Price Level is greater than the Lower Strike Price, but less than the Upper Strike Price, the Final Redemption Amount will be the Initial Price Level, $47.26.

Example 4- The hypothetical Final Price Level has increased by 100% from the Initial Price Level, and is greater than the Upper Strike Price.

Initial Price Level: $47.26

Hypothetical Final Price Level: $94.52

Upper Strike Price: $57.66

Hypothetical Final Redemption Amount = $47.26 + (65% x (94.52 – 57.66)) = $71.22

Since the Final Price Level is greater than the Upper Strike Price, the Final Redemption Amount would be greater than the principal amount of the notes.

Hypothetical Payout Profile

The graph below reflects the hypothetical returns on the notes at maturity, based on the terms of the notes, but excluding interest payments. The green line reflects the hypothetical returns on the notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the Index Stock.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Final Price Level and the term of your investment.

Hypothetical Returns

Solely to help illustrate the terms of the notes, the following table sets forth, for a range of hypothetical closing prices of the Index Stock on the Final Valuation Date:

•	the hypothetical percentage change from the Initial Price Level to the hypothetical Final Price Level; and

•	the hypothetical Final Redemption Amount.

The table is based on the terms of the notes set forth on the cover page of this pricing supplement.

The amounts in the table are for purposes of illustration only. The table assumes that there are no anti-dilution, ordinary cash dividend, or similar adjustments, and no Market Disruption Events.

Hypothetical Final Price Level	Percentage Change From the Initial Price Level to the Hypothetical Final Price Level	Hypothetical Final Redemption Amount	Rate of Return on the Notes(1)	Pretax Annualized Percentage Yield on the Notes(1)
23.63	-50.00%	33.76	-28.57%	-18.64%
28.36	-40.00%	33.76	-28.57%	-18.64%
33.08	-30.00%	33.76	-28.57%	-18.64%
37.81	-20.00%	33.76	-28.57%	-18.64%
42.53	-10.00%	37.98	-19.64%	-9.70%
44.90	-5.00%	40.09	-15.18%	-5.22%
46.08	-2.50%	41.14	-12.95%	-2.98%
47.26	0.00%	42.20	-10.71%	-0.74%
48.44	2.50%	43.25	-8.48%	1.49%
49.62	5.00%	44.31	-6.25%	3.73%
51.99	10.00%	46.42	-1.79%	8.21%
54.35	15.00%	47.26	0.00%	10.00%
56.71	20.00%	47.26	0.00%	10.00%
59.08	25.00%	48.18	1.95%	11.96%
61.44	30.00%	49.72	5.20%	15.22%
63.80	35.00%	51.25	8.45%	18.48%
66.16	40.00%	52.79	11.70%	21.74%
68.53	45.00%	54.33	14.95%	25.00%
70.89	50.00%	55.86	18.20%	28.26%
75.62	60.00%	58.93	24.70%	34.78%
80.34	70.00%	62.01	31.20%	41.30%
85.07	80.00%	65.08	37.70%	47.83%
89.79	90.00%	68.15	44.20%	54.35%
94.52	100.00%	71.22	50.70%	60.88%
99.25	110.00%	74.29	57.20%	67.40%
103.97	120.00%	77.36	63.70%	73.93%
108.70	130.00%	80.44	70.20%	80.46%
113.42	140.00%	83.51	76.70%	86.98%
118.15	150.00%	86.58	83.20%	93.51%

(1)	The rate of return specified in this column includes interest paid on the notes and assumes a term of the notes from February 4, 2010 to February 3, 2011, the term of the notes.

THE INDEX STOCK

The Index Stock Issuer’s Business

Gilead Sciences, Inc. is a research-based biopharmaceutical company that discovers, develops, and commercializes therapeutics to advance the care of patients suffering from life-threatening diseases. Its primary areas of focus include HIV/AIDS, liver disease, and serious cardiovascular and respiratory conditions.

Historical Data on the Index Stock

The following table sets forth the high, low, and period-end closing prices of the Index Stock. We obtained the prices shown below from Bloomberg Financial® service, without independent verification. The Index Stock trades on The NASDAQ Global Select Stock Market under the symbol “GILD.”

We have provided this historical information to help you evaluate the performance of the Index Stock in recent periods. However, it is not possible to predict how the Index Stock will perform in the future.

	HIGH	LOW	CLOSE

2007
First Quarter	38.33	31.37	38.33
Second Quarter	42.11	38.26	38.80
Third Quarter	41.12	35.67	40.87
Fourth Quarter	47.74	41.31	46.01

2008
First Quarter	51.53	42.92	51.53
Second Quarter	56.64	49.96	52.95
Third Quarter	57.10	42.44	45.63
Fourth Quarter	51.33	37.47	51.14

2009
First Quarter	52.80	43.71	46.32
Second Quarter	48.37	41.44	46.84
Third Quarter	49.81	44.24	46.50
Fourth Quarter	47.49	42.55	43.27

2010
First Quarter (through January 27, 2010)	48.04	43.26	48.04

U.S. FEDERAL INCOME TAX TREATMENT OF THE NOTES

For a summary of the material U.S. federal income tax consequences of an investment in the notes, please see the section of product supplement no. 7, “U.S. Federal Income Tax Summary.”

ANNEX A TO PRICING SUPPLEMENT

CUSIP NO.: 06052H254

BANK OF AMERICA CORPORATION

(the “Issuer”)

$28,600,003.38 Reverse Mandatory Exchangeable Senior Notes

with Partial Principal Protection and Partial Upside, due February 3, 2011

(Exchangeable for Common Shares of Gilead Sciences, Inc.)

(the “Notes”)

NOTICE OF ELECTION

To:	BoNY Client Trust Group
10161 Centurion Parkway
Jacksonville, Florida 32256
Telephone: (904) 998-4717
Facsimile: (904) 645-1921
E-Mail: MLTeam@bnymellon.com

To:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, New York 10080
Attention: BAML Trade Support
Telephone: (646) 855-3148; (646) 855-2005
E-Mail: +nyderivtradesupport@win.ml.com

To elect to receive shares of the Index Stock at maturity, the undersigned must fax this notice to the Issuer and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) at least 10 business days prior to the Maturity Date, and promptly thereafter mail the original version to MLPF&S at the address set forth above. This Notice of Election will apply to all of your Notes; you may not elect to receive only a portion of the amounts due to you in shares of the Index Stock.

The undersigned hereby irrevocably request(s) and instruct(s) the Issuer to pay the Final Redemption Amount for the above-captioned Notes in the form of shares of the Index Stock, as contemplated by the terms of the applicable pricing supplement and product supplement.

The undersigned holder of Notes:

•	authorizes the production of the instructions set forth herein in any applicable administrative or legal proceedings;

•

agrees to instruct the DTC participant holding the Notes on its behalf to coordinate with the trustee under the Senior Indenture and/or the Issuer to deliver its book-entry position in the Notes for cancellation to the Trustee’s DTC account on the Maturity Date; and

•

acknowledges that the trustee under the Senior Indenture may conclusively rely on a notice from the Issuer that delivery of any securities required to be delivered at maturity of the Notes has occurred.

A-1

Please date and acknowledge receipt of this notice in the place provided at the end of this notice on the date of receipt, and fax a copy to the fax number indicated.

(Signature)

NOTICE: The above signature on this Notice of Election must correspond with the name in which the applicable Notes are registered in every particular, without alteration or enlargement or any change whatsoever. The signature should be guaranteed by an eligible guarantor institution (banks, brokers, dealers, savings associations, and credit unions with membership in an approved signature guarantee medallion program), pursuant to Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended.

Fill in registration of Notes if to be issued otherwise than to the registered holder:

Name

Address:

(Please print name and address,

  including zip code)

Facsimile

Date:

Fill in Account information for the delivery of securities:

A-2

SOCIAL SECURITY OR OTHER TAXPAYER ID NUMBER

Option To Use DTC Tender Procedures

DTC Participant Number:

DTC Participant Name:

DTC Participant Telephone Number:

Receipt of the above Notice of Election

is hereby acknowledged

By: Merrill Lynch, Pierce, Fenner & Smith Incorporated,

as Calculation Agent

By:

Name:

Title:

Date and time of acknowledgment:

A-3